Exhibit 99.1

April 24, 2012

Ref: Material Information of Viña Concha y Toro S.A.

Dear Sir;

We inform you that Viña Concha y Toro celebrated its Annual Shareholders’ Meeting on April 23, 2012; among others the following was agreed:

1.	To disburse a final dividend charged against the earnings of 2011, No. 247, of Ch$17.00 per share to be paid on May 25, 2012, (this amount is in addition to the provisional dividends, Nos. 244 and 245, charged against the 2011 earnings, of Ch$3.00 per share paid on September 30, and December 29, 2011, respectively, and dividend No. 246, of Ch$3.00 paid on March 30, 2012).
2.	To approve the Dividend Policy of disbursing 40% of net income, excluding the net income generated by Fetzer Vineyards. Therefore, it was informed that it is the intention of the Board of Directors to pay three provisional dividends, Nos. 248, 249 and 250, of Ch$3.00 per share, charged against the earnings of fiscal year 2012, to be paid on September 28th, 2012 and December 28th, 2012 and March 28th, 2013, respectively. However, fulfillment of the payment of these provisional dividends will be contingent to cash flows. A fourth dividend will be paid to complete the figure representing 40% of net income for 2012, excluding the net income generated by Fetzer Vineyards, in the date determined by the Ordinary Shareholders’ Meeting of 2013.

Sincerely yours,

OSVALDO SOLAR VENEGAS

CHIEF FINANCIAL OFFICER

VIÑA CONCHA Y TORO S.A.